

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Mark Gerhard
Chief Executive Officer
Ascendant Digital Acquisition Corp. III
667 Madison Avenue
5th Floor
New York, NY 10065

> **Re: Ascendant Digital Acquisition Corp. III**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 25, 2021**
> **File No. 333-255349**

Dear Mr. Gerhard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Founder shares conversion and anti-dilution rights, page 23

1. We note that the disclosure in this section differs from disclosure elsewhere in the prospectus regarding the conversion percentage. In this regard, please refer to the last risk factor on page 55. Specifically, the sections reference different conversion percentages of "20%" versus "25%." Please reconcile the disclosures and prospectus throughout as applicable.

Exhibit 5.1

2. It appears that the assumptions in the sixth paragraph should not apply to the company. Please revise. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services